SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 14, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 14, 2013, entitled “Syneron Reports Second Quarter 2013 Results.”

The GAAP financial statement tables included in the press release (pages 7-10 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 14, 2013

Syneron Reports Second Quarter 2013 Results

Total Revenue of $68.8 Million; Non-GAAP EPS of $0.02

Yokneam, Israel, August 14, 2013 –Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced financial results for the three month period ended June 30, 2013. The company also announced the appointment of Erik Dowell to the position of President of the Americas.

Second Quarter 2013 and Recent Highlights Include:

•	PAD1 segment revenue of $59.3 million, down 3% y/y and up 10% sequentially
•	EBU2 segment revenue of $9.5 million, up 37% y/y and 28% sequentially
•	Non-GAAP gross margin of 50.7%, down from 55.1% in 2Q12
•	PAD segment non-GAAP operating margin of 7.2%, down from 11.4% in 2Q12 and up from 5.3% in 1Q13
•	Cash and investments portfolio of $117.0 million at June 30, 2013
•	Received Korean MFDS Approval for elure™ Advanced Skin Lightening Products

Dr. Shimon Eckhouse, Chief Executive Officer of Syneron, commented, “When I took over as CEO in April, we began taking action to enhance our leadership team and develop and execute on a strategic plan to drive growth. Our initial focus was and continues to be in the North American market, where we began expanding our sales team to drive top-line growth, with a particular focus on higher margin products for the non-core market. The appointment of Erik Dowell to President of the Americas is an important step in this direction. Erik, who joined Syneron in 2003 as a territory manager, has been a top performer throughout his tenure with Syneron. He was the North American Vice President of Sales until 2010, after which he moved to become the head of our business in Europe, Middle-East and Africa where he built and reorganized our sales channels, increasing our sales from 2010 to 2012 by more than 50%.”

“We have refocused our product strategy and are making progress with our new product launch strategy with launches planned for the second half of 2013. We also remain on track to complete our UltraShape clinical trial and submit before the end of 2013 for regulatory clearance in the U.S. We combined this with a restructuring of our product development teams and reduction in work force which we executed during the second half of the second quarter”

“We achieved strong growth in the EBU during the quarter, primarily driven by the very successful QVC launch on their TSV (“Today’s Special Value”) events for the mē home-use hair removal system and Pearl teeth whitening system in the U.S. We sold a significant number of units of each system in our first TSV events, which was an important achievement for Syneron Beauty and is indicative of the potential future opportunity with QVC and other consumer distribution channels. We also recently received Korean regulatory approval for elure™, which is an important milestone that provides the Company entry into one of the key markets in Asia for topical skin lightening products and are on track to achieve regulatory clearances for elure™ in other key Asian markets.”

1 PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.
2 EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

Revenue: Second quarter 2013 revenue was $68.8 million, up 1% compared to $68.1 million in the second quarter 2012. The increase was the result of higher PAD segment revenue in North America and growth in the EBU segment, partially offset by lower international PAD segment revenue. Second quarter 2013 revenue was negatively impacted by $1.1 million due to the devaluation of the Japanese Yen against the U.S. dollar compared to the second quarter 2012.

PAD segment revenue was $59.3 million, down 3% compared to $61.1 million in the second quarter 2012. EBU segment revenue was $9.5 million, up 37% compared to $6.9 million in the second quarter 2012.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2013:

Gross Margin for the second quarter 2013 was 50.7%, compared to 55.1% in second quarter 2012, primarily due to product and sales channel mix in the PAD segment, along with increased production costs and volume discounting for the Company’s QVC launch events for the mē home-use hair removal system and Pearl teeth whitening system in the EBU segment.

Operating Income for the second quarter 2013 was $1.1 million, compared to $3.1 million in second quarter 2012, representing an operating margin of 1.6% of revenue in the second quarter 2013, compared to 4.6% in the second quarter 2012.

Net Income and Earnings Per Share in the second quarter 2013 was $0.7 million, or $0.02 per share, compared to net income of $1.9 million, or $0.05 per share, in the second quarter 2012.

Net income and earnings per share for the second quarter 2013 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $2.1 million
-	Stock-based compensation of $1.3 million
-	Other non-recurring costs of $2.4 million, mainly comprised of $1.7 million reduction in force expenses related to cost reduction initiatives
-	Income tax adjustment of $0.7 million

GAAP Financial Highlights for the Second Quarter Ended June 30, 2013:

Gross Margin for the second quarter 2013 was 48.3%, compared to 53.2% in second quarter 2012, primarily due to product and sales channel mix in the PAD segment, along with increased production costs and volume discounting for the Company’s QVC launch events for the mē home-use hair removal system and Pearl teeth whitening system in the EBU segment.

Operating Loss for the second quarter 2013 was $4.6 million, compared to $0.9 million in second quarter 2012.

Net Loss for the second quarter 2013 was $4.3 million, compared to $1.6 million in second quarter 2012.

Loss Per Share for the second quarter 2013 was $0.12, compared to $0.05 in the second quarter 2012.

Cash Position: As of June 30, 2013, the Company’s cash and investments portfolio was $117.0 million.

Hugo Goldman, Chief Financial Officer of Syneron, said, “Gross margin in the second quarter was affected by a proportional increase in sales of lower gross margin products. We are implementing a plan to increase sales of our higher margin Syneron products. Our cost reduction initiatives that were completed near the end of June are not yet fully reflected in our second quarter run rate, with the full effect expected to be reflected in our second half results. In the EBU we spent additional capital to rapidly produce products, in order to meet the strong demand from the TSV events for the mē and Pearl systems, as well as expenses related to the marketing efforts in the U.S. associated with the QVC launches. As a result, EBU gross margin and operating margin were negatively impacted in the second quarter. Looking to second half of the year, we continue to expect EBU losses to narrow and that we will reach our goal of breakeven operating results by the end of 2013.

“We ended the quarter with $117 million in cash and investments available to support our strategic growth initiatives. We continue to have a strong balance sheet with no debt.”

Unaudited Non-GAAP segments results for the three months ended June 30, 2013 and 2012 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$59,268	86.2%	$61,146	89.8%	(3.1)%
EBU	9,497	13.8%	6,925	10.2%	37.1%

Total revenues	$68,765	100.0%	$68,071	100.0%	1.0%

Operating income (loss)

PAD	$4,281	7.2%	$6,977	11.4%	(38.6)%
EBU	(3,167)	(33.3)%	(3,869)	(55.9)%	18.1%

Total operating income	$1,114	1.6%	$3,108	4.6%	(64.2)%

Unaudited GAAP segments results for the three months ended June 30, 2013 and 2012 (in thousands):

	For the three-months ended
	June 30,	% of	June 30,	% of	% of
	2013	Revenues	2012	Revenues	Change

Revenues

PAD	$59,268	86.2%	$61,146	89.8%	(3.1)%
EBU	9,497	13.8%	6,925	10.2%	37.1%

Total revenues	$68,765	100.0%	$68,071	100.0%	1.0%

Operating income (loss)

PAD	$(632)	(1.1)%	$3,758	6.1%	(116.8)%
EBU	(4,004)	(42.2)%	(4,650)	(67.1%)	13.9%

Total operating loss	$(4,636)	(6.7)%	$(892)	(1.3%)	(419.7)%

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the three-months ended
	June 30, 2013			June 30, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating loss	$(4,004)	$(632)	$(4,636)	$(4,650)	$3,758	$(892)

Stock-based compensation	111	1,194	1,305	65	1,213	1,278
Amortization of intangible assets	398	1,665	2,063	368	1,685	2,053
Other non-recurring items	328	2,054	2,382	348	321	669

Non-GAAP operating income (loss)	$(3,167)	$4,281	$1,114	$(3,869)	$6,977	$3,108

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation

	For the six-months ended
	June 30, 2013			June 30, 2012
	EBU	PAD	Total	EBU	PAD	Total

GAAP operating loss	$(6,955)	$(281)	$(7,236)	$(9,450)	$5,523	$(3,927)

Stock-based compensation	190	2,136	2,326	105	2,366	2,471
Amortization of intangible assets	770	2,927	3,697	704	3,180	3,884
Other non-recurring items	823	2,372	3,195	867	507	1,374

Non-GAAP operating income (loss)	$(5,172)	$7,154	$1,982	$(7,774)	$11,576	$3,802

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude expenses related to stock-based compensation, amortization of intangible assets, one-time severance, other non-recurring items such as costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and income tax adjustment, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its second quarter 2013 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q2 2013 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 19915329.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. Forward-looking statements in this press release include the anticipated timetable for completion of clinical trials for UltraShape and elure™;the success of our cost reduction initiatives to be reflected in our second half results and the expectation that EBU losses will narrow and that we will reach breakeven operating results by the end of 2013. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Revenues	$68,765	$68,071	$129,969	$130,730
Cost of revenues	35,583	31,855	64,371	62,317

Gross profit	33,182	36,216	65,598	68,413

Operating expenses:
Sales and marketing	21,874	20,606	42,179	40,343
General and administrative	7,499	8,450	14,163	17,252
Research and development	8,220	7,731	15,949	14,424
Other expenses	225	321	543	321

Total operating expenses	37,818	37,108	72,834	72,340

Operating loss	(4,636)	(892)	(7,236)	(3,927)

Financial Income (expenses), net	(147)	109	(375)	598

Loss before taxes on income (tax benefit)	(4,783)	(783)	(7,611)	(3,329)

Taxes on income (tax benefit)	(415)	1,166	(720)	1,671

Loss before non-controlling interest	(4,368)	(1,949)	(6,891)	(5,000)

Net loss attributable to non-controlling interest	20	340	100	776

Loss attributable to Syneron shareholders	$(4,348)	$(1,609)	$(6,791)	$(4,224)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.12)	$(0.06)	$(0.19)	$(0.14)
Net loss attributable to non-controlling interest	-	0.01	-	0.02
Net loss attributable to Syneron shareholders	$(0.12)	$(0.05)	$(0.19)	$(0.12)

Weighted average shares outstanding:
Basic and Diluted	35,786	35,382	35,704	35,355

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2013	2012(*)
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$35,010	$66,359
Short-term bank deposits	17,317	20,520
Available-for-sale marketable securities	30,650	41,136
Trade receivable, net	56,138	50,023
Other accounts receivables and prepaid expenses	12,341	12,563
Inventories	41,346	36,862

Total current assets	192,802	227,463

Long-term assets:
Severance pay fund	663	600
Long-term deposits and others	1,768	1,879
Long-term available-for-sale marketable securities	33,994	7,966
Investments in affiliated companies	1,000	1,000
Property and equipment, net	7,264	6,148
Intangible assets, net	26,727	30,433
Goodwill	25,219	25,219
Deferred taxes	17,582	18,390

Total long-term assets	114,217	91,635

Total assets	$307,019	$319,098

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$23,549	$19,926
Deferred revenues	11,704	11,986
Other accounts payable and accrued expenses	38,005	49,889

Total current liabilities	73,258	81,801

Long-term liabilities:
Contingent consideration liability	7,230	6,750
Deferred revenues	4,101	3,924
Warranty accruals	687	708
Accrued severance pay	755	691
Deferred taxes	2,689	3,095

Total long-term liabilities	15,462	15,168

Stockholders' equity:	218,299	222,129

Total liabilities and stockholders' equity	$307,019	$319,098

(*)	Derived from audited financial statements

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six-months ended
	June 30,	June 30,
	2013	2012
Cash flows from operating activities:
Net loss before non-controlling interest	$(6,891)	$(5,000)
Adjustments to reconcile net loss to net cash used by operating activities:
Non-cash items reported in discontinued operations
Share-based compensation	2,326	2,471
Depreciation and amortization	5,484	5,139
Impairments of intangible assets	-	225
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	584	(366)
Revaluation of contingent liability	480	96
Changes in operating assets and liabilities
Trade receivable, net	(6,835)	(8,896)
Inventories	(5,579)	(6,760)
Other accounts receivables	211	831
Deferred taxes	401	2,243
Accounts payable	4,048	930
Deferred revenue	238	685
Accrued warranty accruals	108	328
Other accrued liabilities	(6,477)	(6,954)

Net cash used in operating activities	(11,902)	(15,028)

Cash flows from investing activities:
Purchases of property and equipment	(2,591)	(883)
Proceeds from the sale or maturity of marketable securities	31,103	43,129
Purchase of marketable securities	(47,485)	(16,907)
Proceeds from (investments in) short-term bank deposits, net	3,203	(2,006)
Investments in affiliated company	-	(1,000)
Net cash paid in acquisition of subsidiaries	-	(15,050)
Other investing activities	(133)	(127)

Net cash provided by (used in) investing activities	(15,903)	7,156

Cash flows from financing activities:
Short term bank credit, net	-	(1,082)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(5,000)	(5,000)
Proceeds from exercise of stock options	3,121	1,055

Net cash used in financing activities	(1,879)	(5,027)

Effect of exchange rates on cash and cash equivalents	(1,665)	(457)

Net decrease in cash and cash equivalents	(31,349)	(13,356)

Cash and cash equivalents at beginning of period	66,359	62,319

Cash and cash equivalents at end of period	$35,010	$48,963

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

GAAP operating loss	$(4,636)	$(892)	$(7,236)	$(3,927)

Stock-based compensation	1,305	1,278	2,326	2,471
Amortization of intangible assets	2,063	2,053	3,697	3,884
Other non-recurring items	2,382	669	3,195	1,374

Non-GAAP operating income	$1,114	$3,108	$1,982	$3,802

GAAP net Loss attributable to Syneron shareholders	$(4,348)	$(1,609)	$(6,791)	$(4,224)

Stock-based compensation	1,305	1,278	2,326	2,471
Amortization of intangible assets	2,063	2,053	3,697	3,884
Other non-recurring items	2,382	669	3,195	1,374
Income tax adjustments	(712)	(535)	(1,105)	(1,098)

Non-GAAP net Income attributable to Syneron shareholders	$690	$1,856	$1,322	$2,407

Income (Loss) per share:

Basic
GAAP net Loss per share attributable to Syneron shareholders	$(0.12)	$(0.05)	$(0.19)	$(0.12)

Stock-based compensation	0.04	0.04	0.07	0.07
Amortization of intangible assets	0.06	0.06	0.10	0.11
Other non-recurring items	0.07	0.02	0.09	0.04
Income tax adjustments	(0.02)	(0.02)	(0.03)	(0.03)

Non-GAAP net Income per share attributable to Syneron shareholders	$0.02	$0.05	$0.04	$0.07

Diluted
GAAP net Loss attributable to Syneron shareholders	$(0.12)	$(0.04)	$(0.19)	$(0.12)

Stock-based compensation	0.04	0.04	0.06	0.07
Amortization of intangible assets	0.06	0.06	0.10	0.11
Other non-recurring items	0.07	0.02	0.09	0.04
Income tax adjustments	(0.02)	(0.01)	(0.03)	(0.03)

Non-GAAP net Income per share attributable to Syneron shareholders	$0.02	$0.05	$0.04	$0.07
Weighted average shares outstanding:

Basic	35,786	35,382	35,704	35,355

Diluted	36,011	35,869	36,037	35,885